SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November, 2008.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding Downward Revision of Forecast for the Fiscal Year Ending March 31, 2009” made public on Wednesday, November 5, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 5, 2008	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

November 5, 2008

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Downward Revision of Forecast for the Fiscal Year Ending March 31, 2009

TOKYO, Japan – November 5, 2008 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it has made the following revisions to its consolidated earnings forecasts (US GAAP) for the fiscal year ending March 31, 2009.

1. Revision of Forecasts

(Billions of yen)

	Consolidated Revenues	Net Income
Previous Forecast (A)	1,271	175
New Forecast (B)	1,120	105
Change (A-B)	-151	-70
Change (%)	-11.9%	-40%
FY08 Results	1,154	169.6
Change compared to previous fiscal year (%)	-2.9%	-38.1%
FY08 2Q Results	564.2	92.0
FY09 2Q Forecast	552	55.3
FY09 2Q Forecast / FY08 2Q Result	97.8%	60.1%
Change compared to previous fiscal year (%)	-2.2%	-39.9%

*Although the above forecasts are attributable to current information available to the Company, actual financial results may differ materially due to various factors. Due to the difficulty in forecasting gains (losses) from “discontinued operations,” the above forecast for “total revenues” and “income before income taxes” does not reflect gains (losses) from “discontinued operations,” excepting sums recognized up to and until the first quarter.

2. Reasons for Revision of Forecasts

The turmoil in international financial and capital markets has evolved into an unprecedented financial crisis, with the effects starting to ripple throughout the real economy. The Japanese economy has seen a decrease in export levels, due to a slowdown in the global economy and the foreign exchange effects of an appreciated yen, in addition to a drop in domestic demand as consumer sentiment deteriorates. The Japanese real estate market, having seen rapid expansion during recent years as a result of an inflow of direct foreign investment founded upon global excesses in liquidity, has been subject to a sudden tightening of available credit with a series of major bankruptcies sending tremors throughout the sector.

Due to the current operating environment, the initial ORIX Group operating revenue forecast has been marginally revised downward to Y1,120bn, however revenues are forecast to maintain similar levels as fiscal 2008, as ORIX revenues are mainly generated from client-based financial services.

Decreases in profits on investment securities, chiefly private equity investments, stocks and bonds, in addition to losses from equity-method affiliates and increases in provisions on loans to real estate companies, have lead to a revision of the initial net income forecast downward to Y105bn (down 38.1% compared to fiscal 2008).

From the outset, in response to the significant changes in the operating environment, ORIX has acted swiftly, adapting its corporate strategy during the latter half of the previous fiscal year to one that prioritizes soundness over growth. Profit forecasts for the previous fiscal year were rapidly revised; asset levels have been more stringently monitored, and fortified ALM and ERM initiatives have been implemented.

Increases in asset levels are being curbed, revised criteria for new transactions have been implemented, with the existing portfolio being thoroughly monitored, and collateral requirements consistently being reviewed in order to minimize losses. Furthermore, ALM has been fortified by maintaining the long-term debt ratio, and weekly ERM meetings are held to detect potential risks in a timely fashion and, where necessary, rapid responses are being executed Group-wide.

The depth and scope of the financial crisis has spread beyond initial expectations and maintenance of the present management strategy is judged to be the wisest course of action at this time.

3. Forecasts for the Interim Period Fiscal 2009

Revenue levels are forecast to be flat year on year, with a net income of Y55.3bn (down 39.9% year on year) resulting from a decline in profits from investment securities, including investments in private equity funds, stocks and bonds, an increase in provisions, and a decline in profits from equity-method affiliates as a result of the sale of Korea Life Insurance in September 2008.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 – March 31, 2008.”

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